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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*

                          MarkWest Energy Partners, LP
================================================================================
                                (Name of Issuer)

                          Common Units, $0.01 Par Value
================================================================================
                         (Title of Class of Securities)

                                    570759100
                       ==================================
                                 (CUSIP Number)

                                  May 28, 2004
================================================================================
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]    Rule 13d-1(b)

         [ ]    Rule 13d-1(c)

         [ ]    Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

Potential persons who are to respond to the collection of information  contained in this form are not  required to respond  unless the form  displays a currently vaolid OMB control number.

SEC 1745 (12-02)

CUSIP No.  570759100

          1.   Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).
               Tortoise Capital Advisors LLC        Tax ID No. 22-3875939
================================================================================

          2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions)

               (a)

               (b)  x

================================================================================

          3.   SEC Use Only

          4.   Citizenship or Place of Organization: Delaware

================================================================================

Number of            5.    Sole Voting Power:  119,900
Shares             =============================================================
Beneficially         6.    Shared Voting Power:  41,900
Owned by           =============================================================
Each Reporting       7.    Sole Dispositive Power:  119,900
Person With:       =============================================================
                     8.    Shared Dispositive Power:  279,576

================================================================================

          9.   Aggregate  Amount  Beneficially  Owned by Each Reporting  Person:
               399,476 (See Item 4)

          10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares
               (See Instructions): [ ]

          11.  Percent of Class Represented by Amount in Row (9): 10.0%

================================================================================

          12.  Type of Reporting Person (See Instructions): IA

Item 1.
       (a)  Name of Issuer:  MarkWest Energy Partners, LP

       (b)  Address of Issuer's Principal Executive Offices
                  155 Inverness Dr. West
                  Ste. 200
                  Englewood, CO 80112

Item 2.
       (a)  Name of Person Filing:  Tortoise Capital Advisors LLC

       (b)  Address of Principal Business Office or, if none, Residence
                     10801 Mastin Boulevard
                     Suite 222
                     Overland Park, KS 66210

       (c)  Citizenship:  Delaware
       (d)  Title of Class of Securities:  Common Units
       (e)  CUSIP Number:  570759100

Item 3.    The Reporting person is:

               Tortoise   Capital   Advisors  LLC,  an  investment   advisor  in
               accordance with ss.240.13d-1(b)(1)(ii)(E)

Item 4.    Ownership.

     Tortoise  Capital  Advisors  LLC ("TCA") acts as an  investment  advisor to
Tortoise Energy  Infrastructure  Corporation  ("TYG"),  a closed-end  investment company  registered  under  the  Investment  Company  Act of 1940,  and  managed accounts.  Securities  for which TCA has sole voting or  dispositive  powers are owned of record by TYG, and TCA has all  investment  and/or  voting  powers over such  securities  by  virtue  of an  investment  advisory  agreement  with  TYG.
Securities  for which TCA has shared  voting or  dispositive  powers are managed under investment  advisory contracts with individual account holders which grant
TCA, along with the account  holders,  investment  and/or voting power over such securities.  Therefore, TCA may be deemed the beneficial owner of the securities covered by this  statement  under Rule 13d-3 of the  Securities  Exchange Act of
1934,  as amended  ("1934  Act").  None of the shares  listed below are owned of record by TCA, and TCA disclaims any beneficial interest in such shares.

           (a)  Amount beneficially owned:    399,476
           (b)  Percent of class:    10.0%
           (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 119,900

               (ii) Shared power to vote or to direct the vote: 41,900

               (iii)Sole  power to  dispose  or to direct  the  disposition  of:
                    119,900

               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    279,576

Item 5.    Ownership of Five Percent or Less of a Class

     If this  statement  is being  filed to report  the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     The clients of TCA have the right to receive dividends from, as well as the proceeds from the sale of, such securities.

Item 7.    Identification  and Classification of the Subsidiary Which Acquired the
           Security Being Reported on By the Parent Holding Company

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group

           Not Applicable.

Item 9.    Notice of Dissolution of Group

           Not Applicable.

Item 10.   Certification

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Tortoise Capital Advisors LLC:            June 9, 2004
                                        ----------------------------------------
                                        Date

                                          /s/ Terry Matlack
                                        ----------------------------------------
                                        Signature

                                          Terry Matlack, Manager
                                        ----------------------------------------
                                        Name/Title